

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



May 9, 2006

Paul M. Neuhauser
5770 Midnight Pass Road
Sarasota, Florida 34242

Act: 1934
Section:
Rule: 14A-8
Public Availability: 5/9/2006

Re: Corrections Corporation of America
Incoming letter dated March 23, 2006

Dear Mr. Neuhauser:

This is in response to your letter dated March 23, 2006 concerning the shareholder proposal submitted to Corrections Corporation of America by Mercy Investment Program and Province of St. Joseph of the Capuchin Order. On March 15, 2006, we issued our response expressing our informal view that Corrections Corporation of America could exclude the proposal for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

You also requested that the Commission review the Division of Corporation Finance's March 15, 2006 no-action letter. Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Howard H. Lamar III
Bass, Berry & Sims PLC
AmSouth Center
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238-3001

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)
5770 Midnight Pass Road
Sarasota, Florida 34242

Tel and fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 23, 2006

Martin P. Dunn
Deputy Director
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Corrections Corporation of America

Via FAX 202-772-9349

Dear Mr. Dunn:

I am writing to you on behalf of the Province of St. Joseph of the Capuchin Order and the Mercy Investment Program (referred to collectively hereinafter as the "Proponents"), who have jointly submitted a shareholder proposal to Corrections Corporation of America ("CCA" or the "Company") for consideration at its 2006 meeting of shareholders. The shareholder proposal was submitted to the Company on December 6, 2005 and on January 13, 2006, Bass, Berry & Sims, on behalf of the Company, submitted a request to the Securities & Exchange Commission for a no-action letter on the ground, *inter alia,* that it was excludable under Rule 14a-8(i)(7).

On February 26, 2006, in opposition to the Company's no-action request, the undersigned submitted to the Staff a letter setting forth the reasons why the Company's no-action letter request should be denied. On March 15, 2006 (received on March 21, 2006), the staff granted CCA a no-action letter on 14a-8(i)(7) grounds. The Staff's letter stated that the "thrust and focus" of the proposal was really "the ordinary business of general compensation".

We hereby request reconsideration of the Staff's grant of the no-action letter and if reconsideration is denied that the matter be presented to the Commission for its consideration.

In its letter of January 13, 2006, the Company made two arguments as to the applicability of Rule 14a-8(i)(7) to the Proponents' shareholder proposal.

1.

The first such argument (first two full paragraphs on page 3 of the letter) was that the proposal had been drafted two broadly, so that it encompassed "numerous executives, officers and employees". In particular, reference is made to the use of the phrases "executive compensation", "top executives" and "top officers".

We submit that there is absolutely no ambiguity in the use of these terms. In the corporate governance arena, the term "executive compensation" is used exclusively to mean the compensation of the principal executive officers. No shareholder who receives a proxy statement would be in any doubt as to the subject matter of a shareholder proposal that addresses "executive compensation". Such a proposal would be understood by all to deal with the compensation of the principal executive officers and, especially, the chief executive officer.

If we turn from the commonly understood usage in the corporate governance world of the term "executive compensation" to how that term is used by the Securities & Exchange Commission, we find identical usage. Despite the Company's reference to Rule 105's definition of "executive officer", the term at issue, namely "executive compensation", has a well defined meaning in the Rules. Item 402 of Regulation S-K is entitled "Executive Compensation". It requires no reporting of "numerous executives, officers and employees", but rather of a defined group of (usually five) persons.

Similarly, the Commission's proposed revision of Item 402 and related matters (Rel. 33-8655) is entitled, appropriately enough, "Executive Compensation and Related Party Disclosure". The phrase "executive compensation" is used 78 times in the Release (and that does not count similar phrases such as "executive and director compensation", used, for example, in the opening sentence of the Summary on page one of the Release).

In light of the uniform use of the term "executive compensation" by the legal profession, by the corporate governance community and by the Commission itself, it would be contrary to "plain English" to require that shareholder proponents use instead some specific and unfamiliar formula of words, such as "senior executive officers" (as suggested by the Company) or "principal executive officers".

In light of the above, let us examine the specific language of the Proponents' shareholder proposal.

The proposal uses the term "executive compensation" in the Resolve Clause, which is the only part of the proposal that is actually operative. In addition, the phrase "executive compensation" is used five times in the Whereas Clause. There can be no ambiguity as to the group of persons being referred to by the shareholder proposal. It is that group of officers whose compensation must be disclosed under Item 402.

We fail to see how the phrases "top officers" or "top executives" detracts from the specificity of the group being addressed. On the contrary, the use of those terms merely reinforces the ineluctable conclusion that the Proponents' shareholder proposal is addressed to the compensation of the company's "senior executive officers", not to the general workforce.

2.

The Company's second argument (one paragraph, pages 3-4) that the Proponents' shareholder proposal is addressed to the general workforce is based on the third recommendation contained in the Supporting Statement. That recommendation is that the compensation of top executives be determined in part by their compliance with fair labor standards (a phrase from the Fair Labor Standards Act). One sentence out of a great many that merely requests that employees be "compensated justly" hardly converts a proposal that talks incessantly about executive compensation and then about treatment of prisoners into a proposal whose "thrust and focus" is compensation of the general workforce.

In this connection, we reiterate the following two paragraphs that appeared in our letter of February 26, 2006:

> The *AOL Time Warner* letter is also instructive in another way. The shareholder proposal at issue in that case asked for a comparison of executive compensation and the pay of the company's lowest paid workers. The reference to lowest paid workers did not make the proposal one pertaining to compensation of the general workforce. Similarly, in the instant case, the suggestion that treating employees "justly" should be included in the responsibilities of the CEO should not cause the proposal to be deemed to pertain to the compensation of the general workforce. In this connection, we note that with respect to shareholder proposals where the compensation of the general workforce is explicitly mentioned as one factor among many in a shareholder proposal addressing more general matters, the Staff has not deemed that mention as sufficient to render the proposal as one dealing with the general workforce. Most notably, two years ago the Staff rejected a registrant's contention that a "sustainability" proposal was excludable because it contained the following paragraph in the Whereas Clause:
>
>> We believe corporate sustainability includes a commitment to healthy communities and a healthy environment including paying a sustainable living wage to employees in the United States and every country where our company operates. Workers need to have the purchasing power to meet their basic needs.

Wal-Mart Stores, Inc. (February 17, 2004); *Johnson Controls, Inc,* (November 15, 2002) (Accord, when proposal used identical language.)

In this connection, we note that the Staff has often upheld shareholder proposals when the reference to wages is not central to the request in the Resolve clause. *KMart Corporation* (March 16, 2001) (ILO principles) (1st and 7th paragraphs of whereas clause refers to sustainable living wage); *Nordstrom, Inc* (March 31, 2001) (contract suppliers) (6th whereas clause refers to wage adjustments); *The Warnaco Group, Inc.* (March 14, 2001) (vendor standards) (1st whereas clause refers to concern about low wages; 3rd clause refers to living wage; 5th clause refers both to sustainable living wage and calls for wage adjustments); *Kohl's Corporation* (March 21, 2000) (vendor contracts) (5th clause calls for wage adjustments). The no-action letter reply in *McDonald's Corporation* (March 16, 2001) (principles for doing business in China) goes even further, and permits a reference to wages that meet a worker's basic needs, even though that is part of the substantive part of the resolution, rather than an argument in support of the resolution. Most recently, in a proposal to establish a supplier code of conduct based on International Labor Organization Conventions, the inclusion of a specific reference to the convention on collective bargaining did not caused the proposal to be treated as one pertaining to the compensation of the general workforce. *Costco Wholesale Corporation* (September 29, 2004).

We submit that in each of these various Staff no-action letter denials there was greater emphasis on the compensation of the general workforce than there is in the Proponents' shareholder proposal. If the "thrust and focus" of the proposals in those letters was not general workforce compensation, we fail to see how it could be in the instant case.

It is perfectly true that a shareholder proposal might be submitted under the rubric of "executive compensation" when the context (the "thrust and focus") clearly suggests that the proposal is really about the compensation of the general workforce. However, there is no such context here. In the long Whereas Clause there is no mention whatsoever of compensation for the general workforce (but at least seven mentions of executive compensation and top offices). Similarly, the Resolve Clause talks exclusively about executive compensation and makes no reference to the general workforce. Finally, in the Supporting Statement, although there is a general reference to fair compensation, the thrust of the recommendation is not about employees, but rather about prisoners. In this connection, we note that in the whereas clause there is a long discussion of (paragraph four) of how prisoners are treated, but no mention of how employees are treated.

In short, there is no evidence that the "thrust and focus" of the proposal is the compensation of the general workforce. There is absolutely no "focus" on general compensation matters.

We therefore request that the Staff reconsider the grant of the March 15 no-action letter to CCA and deny CCA's no-action letter request of January 13, 2006.

In the event that upon reconsideration of the earlier Staff decision the Staff adheres to that earlier decision, please request the Commission to review the Staff determination.

We would appreciate your telephoning the undersigned at 941-349-6164673 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received thru at the same number.

Sincerely yours,



Paul M. Neuhauser

cc: Howard H, Lamar, III
Mark Vilardo
Rev. John Celichowski
Sister Valerie Heinonen
Sister Patricia Wolf